Exhibit 99.1

Ballard Announces Appointment of Jacqui Dedo to Board of Directors

VANCOUVER, BC, March 27, 2024 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced the appointment of Ms. Jacqueline (Jacqui) Dedo to the Ballard Board of Directors. Ms. Dedo brings relevant experience to the Board with her background in the transportation industry, including electrified propulsion in heavy-duty mobility, while also bringing complementary competencies related to strategy, innovation, technology, and corporate governance.

"We strive to have a Board that is comprised of highly qualified directors with diverse and complementary backgrounds, skillsets, and experience, and who demonstrate integrity and suitability for overseeing management in the business and affairs of the company," said Jim Roche, Ballard's Chair. "We are pleased to welcome Jacqui to the Ballard Board. Her deep background in the global mobility industry and her experience with innovation and growth in an entrepreneurial environment will be invaluable to Ballard as we focus on continued innovation, market adoption, product cost reduction, and business scaling."

Ms. Dedo added, "I am delighted to join the Ballard Board of Directors as the company deploys hydrogen fuel cell engines to meet increasing adoption rates in heavy-duty mobility applications. I look forward to leveraging my experience working with global OEMs and Tier 1 suppliers to support Ballard's mission."

Ms. Dedo is currently the co-founder of Aware Mobility, LLC, and sits on the boards of directors of Li-Cycle Holdings Corp. (NYSE: LICY), Workhorse Group Inc. (Nasdaq: WKHS), Carbon Revolution (Nasdaq: CREV), and the Cadillac Products Automotive Company. Ms. Dedo has over two decades of board experience and has more than 40 years of experience across a variety of functions and verticals in the mobility industry. She previously served as President of Piston Group and Chief Strategy and Supply Chain Officer for Dana Holding Corp. (NYSE: DAN). Ms. Dedo previously held various leadership positions at The Timken Company (NYSE: TKR), Motorola (NYSE: MSI), and Robert Bosch Corporation. Ms. Dedo earned a Bachelor of Science degree in electrical engineering from Kettering University in Flint, Michigan. She has been involved in numerous charitable organizations and has been honored on multiple occasions by Automotive News as one of the "Top 100 Leading Women in the Automotive Industry."

About Ballard Power Systems

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Kate Charlton - VP Corporate Finance & Strategy +1.604.453.3939 or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 08:30e 27-MAR-24